UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         Manhattan Pharmaceuticals, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    563118207
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                                 (CUSIP Number)

              Michelle L. Basil, Esq., Nutter, McClennen & Fish LLP
                       155 Seaport Blvd, Boston, MA 02210
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 25, 2008
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 563118207               SCHEDULE 13D                 Page 2 of 7 Pages

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1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
    (entities only).

         Nordic Biotech Venture Fund II K/S
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)   (a)|_|
                                                                          (b)|_|
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)

         OO
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)  |_|
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6.  Citizenship or Place of Organization

         Denmark
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         Number of          7. Sole Voting Power

         Shares                       25,000,000
                            ----------------------------------------------------
       Beneficially         8. Shared Voting Power

         Owned by                     0
                            ----------------------------------------------------
           Each             9. Sole Dispositive Power

        Reporting                     25,000,000
                            ----------------------------------------------------
       Person With          10. Shared Dispositive Power

                                      0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

          25,000,000
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions)  |_|
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13. Percent of Class Represented by Amount in Row (11)
         26.1%
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14. Type of Reporting Person (See Instructions)

         CO
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



CUSIP No. 563118207               SCHEDULE 13D                 Page 3 of 7 Pages


Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $0.0001 (the "Common Stock"), of Manhattan Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is 810 Seventh Avenue, New York, NY 10019.

Item 2.  Identity and Background.

         (a) This Schedule 13D is filed by Nordic Biotech Venture Fund II K/S ("Nordic").

         (b) Nordic's business address and principal office is Ostergade 5, 3rd floor, DK-1100, Copenhagen K, Denmark.

         (c) Nordic is in the business of investing in a number of rapidly developing biotech companies with compounds in early, mid, and late stage clinical development, and retains significant ownership stakes in most of them.

         (d) During the past five years, neither Nordic, nor, to the knowledge of Nordic, any officer, director or control person of Nordic, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Nordic, nor, to the knowledge of Nordic, any officer, director or control person of Nordic, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Nordic was organized under the jurisdiction of the laws of Denmark.

Item 3.  Source and Amount of Funds or Other Consideration.


         Nordic and the Company entered into a Joint Venture Agreement dated January 31, 2008, as amended on February 18, 2008 (the "Agreement"), pursuant which on February 25, 2008 Nordic contributed capital and the Company contributed certain assets to Hedrin Pharmaceuticals General Partner ApS, a newly formed Danish limited partnership (the "Limited Partnership"). Nordic contributed $2.5 million in initial funding to the Limited Partnership in exchange for a 50% equity interest in the Limited Partnership. The Company contributed its North American rights (under license) to its Hedrin product to the Limited Partnership in return for a $2.0 million cash payment and a 50% equity interest in the Limited Partnership.

         If the Food and Drug Administration determines that Hedrin is a medical device prior to September 30, 2008, Nordic will pay an additional $2.5 million in exchange for an additional equity interest in the Limited Partnership and the Limited Partnership will pay the Company $1.5 million in cash and issue to the Company an additional equity in the Limited Partnership such that Nordic and the Company will each have a 50% ownership interest in the Limited Partnership.

CUSIP No. 563118207               SCHEDULE 13D                 Page 4 of 7 Pages


         Nordic paid the Company a non-refundable fee of $150,000 at the closing for a right to receive a warrant for 7,142,857 shares of Common Stock of the Company exercisable for $0.14 per share (the "Warrant") , as adjusted from time to time for stock splits and other specified events. The Warrant will be issued to Nordic if on or before April 30, 2008 Nordic does not exercise all or part of its Put Option, as defined below.

         Pursuant to the Agreement, Nordic has an option to put all or part of its interest in the Limited Partnership in exchange for shares of Common Stock of the Company (the "Put Option"). The number of shares of Common Stock that Nordic may receive upon exercise of the Put Option is determined by dividing the amount of its investment in the Limited Partnership by an amount equal to $0.14, as adjusted from time to time for stock splits and other specified events, multiplied by a conversion factor, which is (i) 1.00 for so long as Nordic's distributions from the Limited Partnership are less than the amount of its investment, (ii) 1.25 for so long as Nordic's distributions from the Limited Partnership are less than two times the amount of its investment, (iii) 1.50 for so long as Nordic's distributions from the Limited Partnership are less than three times the amount of its investment, (iv) 2.00 for so long as Nordic's distributions from the Limited Partnership are less than four times the amount of its investment and (v) 3.00 for so long as Nordic's distributions from the Limited Partnership are greater than or equal to four times the amount of its investment. At present date, using this formula, if Nordic were to put 100% of its interest in the Limited Partnership, it would receive 17,857,143 shares of Common Stock. The Put Option is exercisable immediately and expires at the earlier of ten years or when Nordic's distributions from the Limited Partnership exceed five times the amount Nordic has invested in the Limited Partnership.

         The Company also has an option to call all or a portion of Nordic's equity interest in the Limited Partnership in exchange for Common Stock of the Company (the "Call Option"). The Call Option is only exercisable by the Company if the price of Common Stock has closed at or above $1.40 per share for 30 consecutive trading days. During the first 30 consecutive trading days in which Common Stock closes at or above $1.40 per share, the Company can exercise up to 25% of the Call Option. During the second 30 consecutive trading days in which Common Stock closes at or above $1.40 per share, the Company can exercise up to 50% of the Call Option on a cumulative basis. During the third consecutive 30 trading days in which Common Stock closes at or above $1.40 per share, the Company can exercise up to 75% of the Call Option on a cumulative basis. During the fourth consecutive 30 days in which Common Stock closes at or above $1.40 per share, the Company can exercise up to 100% of the Call Option on a cumulative basis. Upon exercise of the Call Option, the number of shares of Common Stock that Nordic shall receive shall be calculated by multiplying the portion of Nordic's investment in the Limited Partnership that the Company calls by the dollar amount of Nordic's investment to date in the Limited Partnership, divided by $0.14, as adjusted from time to time for stock splits and other specified events. Nordic may refuse the call, either by paying $1.5 million multiplied by the percentage of Nordic's investment being called or forfeiting an equivalent portion of the Put Option.

         Under the Agreement, Nordic has the right to nominate one person for election or appointment to the Company's Board of Directors.

CUSIP No. 563118207               SCHEDULE 13D                 Page 5 of 7 Pages


         In connection with the Agreement, the Company and Nordic entered into a Registration Rights Agreement dated February 25, 2008 (the "Registration Rights Agreement") pursuant to which the Company agreed to file with the Securities and Exchange Commission (the "SEC"), by no later than 10 calendar days following the date on which the Company's Annual Report on Form 10-K for the year ended December 31, 2007 is required to be filed with the SEC, an initial registration statement registering the sale by Nordic of any shares of Common Stock of the Company acquired by Nordic through the exercise of the Warrant, the Put Option or the Call Option. The Company has also agreed that it will file with the Securities and Exchange Commission any additional registration statements which may be required no later than 45 days after the date the Company first knows such additional registration statement was required. In the event that the Company does not diligently pursue registration with the SEC under the terms of the Registration Rights Agreement, the Company will be required to pay as partial liquidated damages and not as a penalty, to the holder of the shares to be registered an amount equal to one-half percent of the amount invested pursuant to the Agreement; provided, however, that in no event shall the aggregate amount payable by the Company exceed nine percent of the amount invested amount under the Agreement.

Item 4.  Purpose of Transaction.

         The purpose of the transaction is investment in the joint venture Limited Partnership and its product Hedrin as well as investment in the Company through the Warrant, the Put Option and the Call Option.

Item 5.  Interest in Securities of the Issuer.

         (a) Nordic presently is the beneficial owner of an aggregate of 25,000,000 shares of Common Stock of the Company, representing 26.1%* of the total issued and outstanding shares of Common Stock. Nordic is the beneficial owner of 17,857,143 shares of Common Stock of the Company that may be acquired upon exercise of the Put Option or the Call Option (when the Call option becomes exercisable). Nordic will become the beneficial owner of an additional 17,857,143 shares of Common Stock of the Company that may be acquired after the FDA treats Hedrin as a medical device and Nordic invests an additional $2.5 million in the Limited Partnership upon exercise of the Put Option or the Call Option (when the Call option becomes exercisable).

         (b) Nordic has or will have the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the shares of Common Stock of the Company referred to in Item 5(a).

         (c) Other than the acquisition of the shares of Common Stock reported in Item 4 of this Statement, Nordic has not effected any transaction in the Common Stock of the Company in the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

         (e) Not applicable.

CUSIP No. 563118207               SCHEDULE 13D                 Page 6 of 7 Pages


* Based on 70,624,232 shares of Common Stock outstanding as of January 29, 2008, plus the additional 17,857,143 shares Nordic would receive if it exercised the Put Option immediately and the 7,142,857 shares of the Common Stock Nordic will receive if the Warrant is issued.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information contained in Items 3 and 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         The Agreement and the Warrant, after it is issued, will be filed by amendment.

CUSIP No. 563118207               SCHEDULE 13D                 Page 7 of 7 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 5, 2008

                                  NORDIC BIOTECH VENTURE FUND II K/S


                                  By: /s/ Christian Hansen
                                  Name: Christian Hansen
                                  Title: Principal